Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Six Months
Ended
October 29,
2008
(Thousands
of Dollars)

Fixed Charges:
Interest expense*	$162,324
Capitalized interest	—
Interest component of rental expense	15,524

Total fixed charges	$177,848

Earnings:
Income before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$722,078
Add: Interest expense*	162,324
Add: Interest component of rental expense	15,524
Add: Amortization of capitalized interest	409

Earnings as adjusted	$900,335

Ratio of earnings to fixed charges	5.06

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.